Ellie Bavaria

Securities and Exchange Commission

Re: Ya Zhu Silk, Inc.

File No. 333-155486

Thank you for your comments dated December 15, 2008, we have amended our document as outlined below.

Cover Page of Registration Statement

•	We have checked the box on the cover page to indicate that the securities will be offered on a delayed or continuous basis pursuant to Rule 415.

Cover Page of Prospectus

•	We have amended our document to state the duration of the offering as well as stating that there is no escrow account or similar trust account.

Risk Factors, page 8

•	We have amended our document to fix the typo referring to our president as “he” and “she”, the Company’s president is female.

Plan of Distribution, page 17

•	We have clarified in our document that the offering price is fixed at $0.05 per share and on page 18 we have revised our disclosure to reflect the fixed price of $0.05 per share.

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We have amended our document to reflect that the president is relying on the safe harbor Rule 3a4-1 under the Securities and Exchange Act of 1934 in order to distribute shares and have discussed the basis for reliance on the rule.

Ya Zhu Silk Inc.

www.yazhusilk.com

info@yazhusilk.com

Phone (775) 284-3710

Description of Business, page 19

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We have amended our document to clarify that the Company intends to merely resell silk that is already produced. We have also amended our document to clarify the Company’s business plan and revenue sources.

Market Opportunity, page 20

•	We have revised our document to provide the relevant dates including years for each of the statistics presented in this section.

Description of our Products, page 20

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We have amended our document to outline the anticipated terms with our suppliers in China, including whether the Company is currently in negotiations or has established relationships with any suppliers and whether the Company anticipates any written contracts with suppliers.

Competitive Advantages, page 21

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We have amended our document to explain how the prints offered by the Company will be unique, and how the Company anticipates that our price will be “very competitive” with similar products in the market.

•	We have amended our document to disclose some of the company’s competitors and how the Company intends to compete within its market place.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 36

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The Company has amended its document to outline the steps the Company must complete in order to develop its sample materials. We have also amended our document to outline the anticipated costs of creating samples, and outlined various steps the Company may or may not take depending on levels of funding.

Ya Zhu Silk Inc.

www.yazhusilk.com

info@yazhusilk.com

Phone (775) 284-3710

Capital Resources and Liquidity, page 36

•	We have revised the first paragraph to stated the Company is anticipating a public offering and is not conducting a simultaneous private offering.

Off-Balance sheet arrangements, page 37

•	We have amended our document to disclose any off balance sheet arrangements and deleted the wording “the above described situation”

Security Ownership of Certain Beneficial Owners and Management, page 40

•	We have amended our document in the last column to correctly indicate what Ms. Zhu’s ownership will be if 25% of the shares are sold.

Part II- Information Not Required in the Prospectus, page 42

Recent Sales of Unregistered Securities page 42

•	We have in this section amended our document to reflect what exemption under the securities act of 1933 that the Company relied on when issuing shares to Ms. Zhu.

Undertakings, page 43

•	We have amended our document to meet the undertaking requirements required by Item 512(a)(ii) of Regulation S-K.

Thank You,

Ya Zhu

Ya Zhu Silk Inc.

www.yazhusilk.com

info@yazhusilk.com

Phone (775) 284-3710